UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 333-255642

EVOME MEDICAL TECHNOLOGIES INC.

(Translation of registrant's name into English)

49 Natcon Drive

Shirley, New York 11967, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated July 3, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOME MEDICAL TECHNOLOGIES INC.

Date: July 3, 2024	By:	/s/ Michael Seckler
Name: Michael Seckler
Title: Chief Executive Officer